December 20, 2024

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           Response dated November 13, 2024
           File No. 000-56648
Dear Gregory McCabe:

        We have reviewed your November 13, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
31, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Principal Accountant Fees and Services, page 58

1.     We note that you provided the engagement letters regarding the M&K CPAS
PLLC
       re-audit of the 2022 financial statements and the BF Borgers, CPA audit of the 2020 and 2021 financial statements, in response to prior comments one and two.

       Please also provide the engagement letters for M&K CPAS PLLC audit of your 2023 financial statements, and the engagement letters covering all of the services provided by BF Borgers, CPA subsequent to the 2021 audit, up until their dismissal on
       February 10, 2024, as previously requested.
 December 20, 2024
Page 2

       Please also provide us with a schedule that details all payments made to your current and former auditors comprising the fees that you report in the schedule to include the payee name, amount, date, and description of service, reconciled as necessary to the amount in Schedule 1 of your November 13, 2024 response.

Financial Statements, page F-1

2. We note that you provided draft revisions for the 2024 second quarter interim report in response to prior comment three, to address an error in reporting cash flows from the sale of assets. Please further revise as necessary to label each column of numerical information that will be affected by this any any additional error corrections as
          Restated.    For example, such labeling should appear on the column
for the    Six
       Months Ended June 30, 2024    in the statements of cash flows.

Note 1 - Nature of Business, page F-6

3. We understand from your response to prior comment 4 that you revalued the accounts in connection with the December 14, 2022 separation because the settlement of the
       Series A preferred shares did not involve the common shareholders of the former parent. You also express the view that the former parent had a controlling financial interest in the operations which changed as a result of the separation, although considering the rights conveyed to the Series A preferred shareholders, this does not appear to align with any change in the primary beneficiary.

       We note that you did not address the guidance in FASB ASC 845-10-30-10, which states that the distribution of nonmonetary assets to owners of an entity in a plan that is in substance the rescission of a prior business combination shall be based on the recorded amount of the nonmonetary assets distributed. Instead, you indicate that you relied upon other guidance in the same paragraph regarding nonreciprocal transfers of nonmonetary assets other than spin-offs, indicating fair value should be assigned when the fair value is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

       However, since the transaction involved the settlement of the Series A preferred shares, this would appear to be a reciprocal transaction rather than a nonreciprocal transaction, and considering (i) the inability of Meta Materials, Inc. to secure a sale of the assets during the period of its custodianship, (ii) your view of there being no recoverable value associated with the properties two weeks after the separation, and
       (iii) there being no basis in the third party valuation report for attributing value to
       5,985,000 BOE of proved reserves on unevaluated properties, your circumstances do not appear to satisfy the criteria of the fair value guidance cited in your reply.

       We continue to believe that the guidance referenced in the first sentence of the second paragraph above would preclude any write-up in the values in connection with the separation. You may also refer to analogous guidance in FASB ASC 845-10-30-13, requiring the split-off of a targeted business, where its shares are distributed on a pro
 December 20, 2024
Page 3

       rata basis to holders of the targeted stock, to be recorded at historical cost. Both yield a consistent view that should govern the accounting in your circumstances.

       Please revise your 2022 financial presentations to eliminate the segregation of predecessor and successor activity and the step-up in basis.

Note 5 - Related Party Balances , page F-14

4. We understand from your response to prior comment six that Mr. McCabe acquired the position of Meta Materials, Inc. as your creditor, holding a $21.6 million receivable under your 2021 Note and Loan Agreement and a lien on 25% of the
       Orogrande Prospect, in exchange for $1.2 million during 2023.

       Please expand your disclosure to include those details, also to explain how acquiring the note by Mr. McCabe served to "consolidate the debt obligations of the Company,"
       and why this was at the time his motiviation as indicated in your response.
       Please specify the total balance of all amounts payable to Mr. McCabe.

Note 11 - Subsequent Events, page F-18

5. We have considered the information provided in your response to prior comment 8, concerning your valuation of the four entities acquired earlier this year, clarifying in part that the concurrent sale of certain interests held by two of the entities were made to an unrelated party in a prearranged, simultaneous, and arms-length exchange.

       We understand that even though there was a clear indication of value based on these contemporaneous cash sales of interests acquired, you opted to value the shares that were issued using a share valuation study which derived share value from the book value of your net assets about one year earlier.

       We continue to believe that information from the contemporaneous sale of two of the four LLCs should be used as a basis for the initial valuation to comply with FASB
       ASC 805-50-30-2. Based on the information that you have provided, we do not see adequate rationale for the recognition of gain on the contemporaneous sale of interests.

       Please submit the revisions that you propose to account for the acquisitions of the
       Wildcat entities and the subsequent sales of Wildcat Valentine LLC and Wildcat
       Panther LLC using a methodology that considers the contemporaneous sale information in determining the fair value of the assets acquired.


Note 12 - Explanation of the Restatement, page F-19

6. We understand from your response to prior comment 11 that you believe the capitalization of costs related to the Orogrande project was appropriate both prior to
 December 20, 2024
Page 4

       the reverse merger with Metal Materials, Inc., and during the subsequent period of its custodianship through December 14, 2022; and that your view on impairment related to the balances about two weeks later was not based on any new developments or new information arising from the date of separation through December 31, 2022.

       You further clarify that your view on impairment, which was first reported on July 17,
       2024, was based on an assessment of the remaining lease term, the commitment of a capital plan, meeting the drilling obligations under the lease, the lack of revenue derived from wells that were drilled, the absence of additional seismic data, and there having been no proved reserves assigned as a result of the drilling efforts.

       However, your statements indicating that you continue to believe in the scientific
       merit    and    future drilling potential    of the project, and that
you believe further
       exploration is both warranted and necessary to determine best practices, coupled with the various activities and transactions undertaken during 2023 and into 2024, reflecting ongoing exploration of the Orogrande project, and expectations that a five year extension of the Development Unit agreement would be secured, would generally support the continued capitalization of the unevaluated property costs under the full cost method.

       As a result, your decision to eliminate the full balance of the property account in restating the 2022 financial presentation appears to have no basis as an error correction relative to the full cost method.

       We believe that you will need to amend your filing to restore the accounting that was applied under the full cost method, as evidenced in the September 30, 2022 financial statements that were filed in the November 9, 2022 registration statement, carried forward to reflect the accounting required during the fourth quarter of 2022, and excluding any increases based on a revaluation in connection with the separation, which is the subject of another comment in this letter.

       Based on your October 8, 2024 announcement indicating University Lands has decided not to extend the agreement beyond 2024, it appears that your impairment assessment may have adequate support in the current period.


       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation